United States securities and exchange commission logo





                              January 20, 2024

       Gerald Ellenburg
       Chief Executive Officer
       ERC Communities 1, Inc.
       650 East Bloomingdale Avenue
       Brandon, FL 33511

                                                        Re: ERC Communities 1,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 22,
2023
                                                            File No. 024-12355

       Dear Gerald Ellenburg:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2023 letter.

       Offering Statement on Form 1-A/A filed on December 22, 2023

       Cover page

   1.                                                   We note your response
to comment 5 that    [t]he company anticipates that it will take up to
                                                        3 days to determine
whether a subscription agreement will be accepted or rejected.
                                                        (emphasis added) Please
revise to indicate how long the company will take to accept or reject the subscription
agreements submitted by the investors.
       Security Ownership of Management and Certain Securityholders, page 35

   2. Please revise your beneficial ownership table to disclose the natural person(s) with dispositive and/or
voting power for ERC Home Builders, Inc.
 Gerald Ellenburg
ERC Communities 1, Inc.
January 20, 2024
Page 2
Index to Exhibits
Exhibit 12.1 CrowdCheck Opinion, page 41

3. We note you have increased the offering to 5,000,000 shares of Class A Common Stock.
      We also note you are incorporating your legality opinion from your offering statement on
      Form 1-A filed on November 8, 2023. Please revise your legality opinion to cover the 5 million shares of Class A Common Stock.
       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameGerald Ellenburg
                                                          Division of
Corporation Finance
Comapany NameERC Communities 1, Inc.
                                                          Office of Real Estate
& Construction
January 20, 2024 Page 2
cc:       Jamie Ostrow
FirstName LastName